Exhibit 99.1

ZIM Reports Financial Results for the Fourth Quarter and the Full Year of 2023

Full Year 2023 Revenue of $5,162 Million and Net Loss of $2,688 Million1

Adjusted EBITDA and Adjusted EBIT in Line with Guidance: Adjusted EBITDA2 of
$1,049 Million and Adjusted EBIT2 Loss of $422 Million

Full Year 2024 Outlook: Adjusted EBITDA of $850 Million to $1,450 Million and
Adjusted EBIT Loss of $300 Million to Earnings of $300 Million3

Haifa, Israel, March 13, 2024 – ZIM Integrated Shipping Services Ltd. (NYSE: ZIM), a global container liner shipping company, announced today its consolidated results for the three and twelve months ended December 31, 2023.

Fourth Quarter and Full Year 2023 Highlights
•
Net loss for the fourth quarter was $147 million (compared to a net profit of $417 million in the fourth quarter of 2022), or a diluted loss per share of $1.23[4] (compared to diluted earnings per share of $3.44 in the fourth quarter of 2022); net loss for the full year, including a $2.06 billion non-cash impairment loss, was $2.69 billion[1] (compared to a net profit of $4.63 billion for the full year of 2022).

•	Adjusted EBITDA for the fourth quarter was $190 million, a year-over-year decrease of 80%; Adjusted EBITDA for the full year was $1.05 billion, a year-over-year decrease of 86%.
•
Operating loss (EBIT) for the fourth quarter was $54 million, compared to operating income of $585 million in the fourth quarter of 2022. Operating loss for the full year of 2023 was $2.51 billion (driven by a non-cash impairment loss of $2.06 billion recorded in the third quarter), compared to operating income of $6.14 billion for the full year of 2022.

•
Adjusted EBIT loss for the fourth quarter was $49 million, compared to Adjusted EBIT of $585 million in the fourth quarter of 2022. Adjusted EBIT loss for the full year of 2023 was $422 million, compared to Adjusted EBIT of $6.15 billion for the full year of 2022.

•	Revenues for the fourth quarter were $1.21 billion, a year-over-year decrease of 45%; revenues for the full year were $5.16 billion, a year-over-year decrease of 59%.
•	Carried volume in the fourth quarter was 786 thousand TEUs, a year-over-year decrease of 4.6%; carried volume in the full year was 3,281 thousand TEUs, a year-over-year decrease of 2.9%.
•	Average freight rate per TEU in the fourth quarter was $1,102, a year-over-year decrease of 48%; average freight rate per TEU in the full year was $1,203, a year-over-year decrease of 63%.
•	Net leverage ratio[2] of 2.2x at December 31, 2023, compared to 0.0x as of December 31, 2022; net debt[2] of $2.3 billion, compared to net cash of $279 million as of December 31, 2022.

1 See Note 7 to the Company's Financial Statements for the year ended December 31, 2023 for additional information regarding the impairment analysis and results.
2 See disclosure regarding “Use of Non-IFRS Financial Measures.”
3 The Company does not provide IFRS guidance because it cannot be determined without unreasonable effort. See disclosure regarding “Use of Non-IFRS Measures in the Company’s 2024 Guidance.”
4 The number of shares used to calculate the diluted loss per share is 120,266,569. The number of outstanding shares as of December 31, 2023 was 120,286,627.

Eli Glickman, ZIM President & CEO, stated, “Against a backdrop of weakened market conditions, industry disruptions and operational challenges in 2023, ZIM’s exceptional team of professionals remained resilient and intently focused on achieving operational excellence and delivering the highest level of care for our valued customers. At the same time, we made significant progress advancing our strategic transformation and are pleased to have already started to realize the favorable outcomes we projected. Specifically, we are well on our way to markedly improving our cost structure, enhancing our commercial resilience, and enabling reduced carbon emissions for both ZIM and our customers moving forward.”

Mr. Glickman added, “Our fleet renewal program, which includes 46 newbuild containerships, focuses on shifting ZIM’s reliance on older, less fuel-efficient vessels to a cost and fuel-efficient, more sustainable and largely LNG-powered newbuild fleet, and is progressing as planned following the delivery of 24 new vessels to date. Our cost per TEU is declining and we anticipate additional improvements as our 22 outstanding newbuilds are delivered during the remainder of the year. We continue to review our services to best address customers’ evolving needs and position ZIM to capitalize on attractive growth opportunities.”

Mr. Glickman concluded, “During a time when the market remains volatile, our strong cash position will enable us to continue to maintain a long-term view as we focus on generating sustainable value for both customers and shareholders. Looking ahead, we intend to continue to take decisive steps to further benefit from our strategic transformation and expect ZIM to emerge in a stronger position than ever in 2025 and beyond.”

Summary of Key Financial and Operational Results

	Q4.23	Q4.22	FY.23	FY.22
Carried volume (K-TEUs)	786	823	3,281	3,380
Average freight rate ($/TEU)	1,102	2,122	1,203	3,240
Total Revenues ($ in millions)	1,205	2,189	5,162	12,562
Operating income (loss) (EBIT) ($ in millions)	(54)	585	(2,511)	6,136
Profit (loss) before income tax ($ in millions)	(137)	558	(2,816)	6,027
Net income (loss) ($ in millions)	(147)	417	(2,688)	4,629
Adjusted EBITDA[2] ($ in millions)	190	973	1,049	7,541
Adjusted EBIT[2] ($ in millions)	(49)	585	(422)	6,145
Adjusted EBITDA margin (%)	16	44	20	60
Adjusted EBIT margin (%)	(4)	27	(8)	49
Diluted earnings (loss) per share ($)	(1.23)	3.44	(22.42)	38.35
Net cash generated from operating activities ($ in millions)	162	1,069	1,020	6,110
Free cash flow[2] ($ in millions)	128	1,048	919	5,796

	DEC.23	DEC.22
Net debt (Net cash)[2] ($ in millions)	2,309	(279)

Financial and Operating Results for the Fourth Quarter Ended December 31, 2023
Total revenues were $1,205 million for the fourth quarter of 2023, compared to $2,189 million for the fourth quarter of 2022, mainly driven by the decrease in freight rates.

ZIM carried 786 thousand TEUs in the fourth quarter of 2023, compared to 823 thousand TEUs in the fourth quarter of 2022. The average freight rate per TEU was $1,102 for the fourth quarter of 2023, compared to $2,122 for the fourth quarter of 2022.

Operating loss (EBIT) for the fourth quarter of 2023 was $54 million, compared to operating income of $585 million for the fourth quarter of 2022. The decrease was driven primarily by the above-mentioned decrease in revenues, partially offset by lower operating expenses.

Net loss for the fourth quarter of 2023 was $147 million, compared to net income of $417 million for the fourth quarter of 2022, driven primarily by the reduction in operating income.

Adjusted EBITDA for the fourth quarter of 2023 was $190 million, compared to $973 million for the fourth quarter of 2022. Adjusted EBIT loss was $49 million for the fourth quarter of 2023, compared to adjusted EBIT of $585 million for the fourth quarter of 2022. Adjusted EBITDA and Adjusted EBIT margins for the fourth quarter of 2023 were 16% and -4%, respectively. This compares to 44% and 27% for the fourth quarter of 2022, respectively.

Net cash generated from operating activities was $162 million for the fourth quarter of 2023, compared to $1,069 million for the fourth quarter of 2022.

Financial and Operating Results for the Full Year Ended December 31, 2023
Total revenues were $5,162 million for the full year of 2023, compared to $12,562 million for the full year of 2022, driven primarily by the decrease in freight rates.

ZIM carried 3,281 thousand TEUs in the full year of 2023, compared to 3,380 thousand TEUs in the full year of 2022. The average freight rate per TEU was $1,203 for the full year of 2023, compared to $3,240 for the full year of 2022.

Operating loss (EBIT) for the full year of 2023 was $2,511 million, compared to operating income of $6,136 million for the full year of 2022. The decrease was primarily driven by the above-mentioned decrease in revenues and an impairment loss of $2,063 million recorded in the third quarter of 2023.

Net loss for the full year of 2023 was $2,688 million, compared to net income of $4,629 million for the full year of 2022, driven mainly by the decrease in operating income (loss) and the $2,063 million impairment loss.

Adjusted EBITDA was $1,049 million for the full year of 2023, compared to $7,541 million for the full year of 2022. Adjusted EBIT loss was $422 million for the full year of 2023, compared to adjusted EBIT of $6,145 million for the full year of 2022. Adjusted EBITDA and Adjusted EBIT margins for the full year of 2023 were 20% and -8%, respectively. This compares to 60% and 49% for the full year of 2022, respectively.

Net cash generated from operating activities was $1,020 million for the full year of 2023, compared to $6,110 million for the full year of 2022.

Liquidity, Cash Flows and Capital Allocation
ZIM’s total cash position (which includes cash and cash equivalents and investments in bank deposits and other investment instruments) decreased by $1.92 billion from $4.61 billion as of December 31, 2022 to $2.69 billion as of December 31, 2023.5 Capital expenditures totaled $116 million for the year ended December 31, 2023, compared with $345 million for the year ended December 31, 2022. Net debt position as of December 31, 2023, was $2.31 billion compared to a net cash position of $279 million as of December 31, 2022, a decrease of $2.59 billion. ZIM's net leverage ratio as of December 31, 2023, was 2.2x, compared to 0.0x as of December 31, 2022.

Use of Non-IFRS Measures in the Company’s 2024 Guidance
A reconciliation of the Company’s non-IFRS financial measures included in its full-year 2024 guidance to corresponding IFRS measures is not available on a forward-looking basis. In particular, the Company has not reconciled its Adjusted EBITDA and Adjusted EBIT because the various reconciling items between such non-IFRS financial measures and the corresponding IFRS measures cannot be determined without unreasonable effort due to the uncertainty regarding, and the potential variability of, the future costs and expenses for which the Company adjusts, the effect of which may be significant, and all of which are difficult to predict and are subject to frequent change.

Full-Year 2024 Guidance
In 2024, the Company expects to generate Adjusted EBITDA between $850 million and $1,450 million and Adjusted EBIT between a loss of $300 million and earnings of $300 million.

Conference Call Details
Management will host a conference call and webcast (along with a slide presentation) to review the results and provide a corporate update today at 8:00 AM ET.

To access the live conference call by telephone, please dial the following numbers: United States (toll free) +1-800-715-9871 or +1-646-307-1963; Israel +972-3-376-1144 or UK/international +44-20-3481-4247, and reference conference ID: 4621389 or the conference name. The call (and slide presentation) will be available via live webcast through ZIM’s website, located at the following link. Following the conclusion of the call, a replay of the conference call will be available on the Company's website.

Annual Report on Form 20-F for 2023
In accordance with Section 203.01 of the New York Stock Exchange Listed Company Manual, the Company’s Annual Report filed with the U.S. Securities and Exchange Commission on March 13, 2024 on Form 20-F (including its full year 2023 audited financial statements) is available on the Company’s website at www.zim.com. Hard copies of the Annual Report will be provided free of charge upon request, from the Company, as follows: ZIM Integrated Shipping Services Ltd., 9 Andrei Sakharov Street, P.O. Box 15067, Matam, Haifa 3190500, Israel, Attn: Head of Investor Relations, Finance Function, Email: investors@zim.com, Tel: +972-4-865-2000 (General), +972-4-865-2300 (Direct).

5 On April 4, 2023, the Company distributed a dividend to shareholders of $6.40 per share or a total of approximately $769 million.

About ZIM
Founded in Israel in 1945, ZIM (NYSE: ZIM) is a leading global container liner shipping company with established operations in more than 90 countries serving approximately 33,000 customers in over 300 ports worldwide. ZIM leverages digital strategies and a commitment to ESG values to provide customers innovative seaborne transportation and logistics services and exceptional customer experience. ZIM’s differentiated global-niche strategy, based on agile fleet management and deployment, covers major trade routes with a focus on select markets where the company holds competitive advantages. Additional information about ZIM is available at www.ZIM.com.

Forward-Looking Statements
The following information contains, or may be deemed to contain forward-looking statements (as defined in the U.S. Private Securities Litigation Reform Act of 1995). In some cases, you can identify these statements by forward-looking words such as “may,” “might,” “will,” “should,” “expect,” “plan,” “anticipate,” “believe,” “estimate,” “predict,” “potential” or “continue,” the negative of these terms and other comparable terminology. These forward-looking statements, which are subject to risks, uncertainties and assumptions about the Company, may include projections of the Company’s future financial results, its anticipated growth strategies and anticipated trends in its business. These statements are only predictions based on the Company’s current expectations and projections about future events or results. There are important factors that could cause the Company’s actual results, level of activity, performance or achievements to differ materially from the results, level of activity, performance or achievements expressed or implied by the forward-looking statements. Factors that could cause such differences include, but are not limited to: market changes in freight, bunker, charter and other rates or prices, supply-demand fluctuations in the containerized shipping market, new legislation or regulation affecting the Company’s operations, new competition and changes in the competitive environment, our ability to achieve cost savings or expense reductions, the outcome of legal proceedings to which the Company is a party, global, regional and/or local political instability, including the ongoing war between Israel and Hamas and the ongoing hostilities between Israel and Hezbollah, inflation rate fluctuations, capital markets fluctuations and other risks and uncertainties detailed from time to time in the Company’s filings with the U.S. Securities and Exchange Commission (SEC), including under the caption “Risk Factors” in its 2023 Annual Report filed with the SEC on March 13, 2024.

Although the Company believes the expectations reflected in the forward-looking statements contained herein are reasonable, it cannot guarantee future results, level of activity, performance or achievements. Moreover, neither the Company nor any other person assumes responsibility for the accuracy and completeness of any of these forward-looking statements. The Company assumes no duty to update any of these forward-looking statements after the date hereof to conform its prior statements to actual results or revised expectations, except as otherwise required by law.

The Company prepares its financial statements in accordance with International Financial Reporting Standards (IFRS), as issued by the International Accounting Standards Board (IASB).

Use of Non-IFRS Financial Measures
The Company presents non-IFRS measures as additional performance measures as the Company believes that it enables the comparison of operating performance between periods on a consistent basis. These measures should not be considered in isolation, or as a substitute for operating income, any other performance measures, or cash flow data, which were prepared in accordance with Generally Accepted Accounting Principles as measures of profitability or liquidity. Please note that Adjusted EBITDA does not take into account debt service requirements or other commitments, including capital expenditures, and therefore, does not necessarily indicate the amounts that may be available for the Company's use. In addition, the non-IFRS financial measures presented by the Company may not be comparable to similarly titled measures reported by other companies due to differences in the way these measures are calculated.

Adjusted EBITDA is a non-IFRS financial measure which we define as net income (loss) adjusted to exclude financial expenses (income), net, income taxes, depreciation and amortization in order to reach EBITDA, and further adjusted to exclude impairment of assets, non-cash charter hire expenses, capital gains (losses) beyond the ordinary course of business and expenses related to legal contingencies.

Adjusted EBIT is a non-IFRS financial measure which we define as net income (loss) adjusted to exclude financial expenses (income), net and income taxes, in order to reach our results from operating activities, or EBIT, and further adjusted to exclude impairment of assets, non-cash charter hire expenses, capital gains (losses) beyond the ordinary course of business and expenses related to legal contingencies.

Free cash flow is a non-IFRS financial measure which we define as net cash generated from operating activities minus capital expenditures, net.

Net debt is a non-IFRS financial measure which we define as face value of short- and long-term debt, minus cash and cash equivalents, bank deposits and other investment instruments.  We refer to this measure as net cash when cash and cash equivalents, bank deposits and other investment instruments exceed the face value of short- and long-term debt.

Net leverage ratio is a non-IFRS financial measure which we define as net debt (see above) divided by Adjusted EBITDA for the last twelve-month period. When our net debt is less than zero, we report the net leverage ratio as zero.

See the reconciliation of net income to Adjusted EBIT and Adjusted EBITDA and net cash generated from operating activities to free cash flow in the tables provided below.

Investor Relations:
Elana Holzman
ZIM Integrated Shipping Services Ltd.
+972-4-865-2300
holzman.elana@zim.com

Leon Berman
The IGB Group
212-477-8438
lberman@igbir.com

Media:
Avner Shats
ZIM Integrated Shipping Services Ltd.
+972-4-865-2520
shats.avner@zim.com

CONSOLIDATED BALANCE SHEET (Unaudited)
(U.S. dollars in millions)

	December 31
	2023	2022

Assets
Vessels	3,758.9	4,409.9
Containers and handling equipment	792.9	1,242.8
Other tangible assets	85.2	98.5
Intangible assets	102.0	92.9
Investments in associates	26.4	22.0
Other investments	908.7	1,373.2
Other receivables	97.9	112.1
Deferred tax assets	2.6	2.3
Total non-current assets	5,774.6	7,353.7

Inventories	179.3	190.7
Trade and other receivables	596.5	825.7
Other investments	874.1	2,233.1
Cash and cash equivalents	921.5	1,022.1
Total current assets	2,571.4	4,271.6
Total assets	8,346.0	11,625.3

Equity
Share capital and reserves	2,017.5	1,987.7
Retained earnings	437.2	3,901.9
Equity attributable to owners of the Company	2,454.7	5,889.6
Non-controlling interests	3.3	6.3
Total equity	2,458.0	5,895.9

Liabilities
Lease liabilities	3,244.1	2,778.7
Loans and other liabilities	73.6	91.9
Employee benefits	46.1	45.2
Deferred tax liabilities	6.1	151.4
Total non-current liabilities	3,369.9	3,067.2

Trade and other payables	566.4	896.2
Provisions	60.7	50.2
Contract liabilities	198.1	238.9
Lease liabilities	1,644.7	1,380.8
Loans and other liabilities	48.2	96.1
Total current liabilities	2,518.1	2,662.2
Total liabilities	5,888.0	5,729.4

Total equity and liabilities	8,346.0	11,625.3

CONSOLIDATED INCOME STATEMENTS (Unaudited)
(U.S. dollars in millions, except per share data)

	Three Months Ended December 31		Year Ended December 31
	2023	2022	2023	2022

Income from voyages and related services	1,205.3	2,188.9	5,162.2	12,561.6
Cost of voyages and related services
Operating expenses and cost of services	(963.1)	(1,134.3)	(3,885.1)	(4,764.5)
Depreciation	(237.0)	(380.6)	(1,449.8)	(1,370.3)
Impairment of assets			(2,034.9)
Gross profit (loss)	5.2	674.0	(2,207.6)	6,426.8

Other operating income	11.9	8.1	14.4	48.9
Other operating expenses	3.2	(0.5)	(29.3)	(0.9)
General and administrative expenses	(71.3)	(94.3)	(280.7)	(338.3)
Share of loss of associates	(2.6)	(2.6)	(7.8)	(0.7)

Results from operating activities	(53.6)	584.7	(2,511.0)	6,135.8

Finance income	24.5	48.6	142.2	130.9
Finance expenses	(108.0)	(75.4)	(446.7)	(239.4)

Net finance expenses	(83.5)	(26.8)	(304.5)	(108.5)

Profit (loss) before income taxes	(137.1)	557.9	(2,815.5)	6,027.3

Income taxes	(9.5)	(141.4)	127.6	(1,398.3)

Profit (loss) for the period	(146.6)	416.5	(2,687.9)	4,629.0

Attributable to:

Owners of the Company	(148.4)	414.2	(2,695.6)	4,619.4
Non-controlling interests	1.8	2.3	7.7	9.6
Profit (loss) for the period	(146.6)	416.5	(2,687.9)	4,629.0

Earnings (loss) per share (US$)
Basic earnings (loss) per 1 ordinary share	(1.23)	3.45	(22.42)	38.49
Diluted earnings (loss) per 1 ordinary share	(1.23)	3.44	(22.42)	38.35

Weighted average number of shares for earnings (loss) per share calculation:
Basic	120,266,569	120,098,658	120,213,031	120,012,375
Diluted	120,266,569	120,431,208	120,213,031	120,444,889

CONSOLIDATED STATEMENTS OF CASH FLOWS (Unaudited)
(U.S. dollars in millions)

	Year ended December 31
	2023	2022

Cash flows from operating activities
Profit (loss) for the year	(2,687.9)	4,629.0

Adjustments for:
Depreciation and amortization	1,471.8	1,396.3
Impairment loss	2,063.4
Net finance expenses	304.5	108.5
Share of profits (losses) and change in fair value of investees	6.5	(2.1)
Capital gains, net	(10.9)	(42.7)
Income taxes	(127.6)	1,398.3
Other non-cash items	18.9	39.7
	1,038.7	7,527.0

Change in inventories	11.4	(71.7)
Change in trade and other receivables	242.7	496.6
Change in trade and other payables including contract liabilities	(95.1)	(325.7)
Change in provisions and employee benefits	15.9	15.9
	174.9	115.1

Dividends received from associates	2.3	0.9
Interest received	133.8	53.2
Income taxes paid	(329.7)	(1,586.1)

Net cash generated from operating activities	1,020.0	6,110.1

Cash flows from investing activities
Proceeds from sale of tangible assets, intangible assets and interest in investees	27.4	48.1
Acquisition and capitalized expenditures of tangible assets, intangible assets and interest in investees	(115.7)	(345.5)
Acquisition of investment instruments, net	(138.2)	(1,433.1)
Loans granted to investees	(5.4)
Change in other receivables	3.2	(20.2)
Change in other investments (mainly deposits), net	2,005.2	105.7
Net cash generated from (used in) investing activities	1,776.5	(1,645.0)

Cash flows from financing activities
Receipt of long-term loans and other long-term liabilities		59.2
Repayment of lease liabilities and borrowings	(1,713.1)	(1,449.4)
Change in short-term loans	(21.0)	(53.5)
Dividend paid to non-controlling interests	(8.9)	(8.4)
Dividend paid to owners of the company	(769.2)	(3,303.3)
Interest paid	(380.7)	(221.0)
Net cash used in financing activities	(2,892.9)	(4,976.4)

Net change in cash and cash equivalents	(96.4)	(511.3)
Cash and cash equivalents at beginning of the year	1,022.1	1,543.3
Effect of exchange rate fluctuation on cash held	(4.2)	(9.9)
Cash and cash equivalents at the end of the year	921.5	1,022.1

RECONCILIATION OF NET INCOME TO ADJUSTED EBIT*
(U.S. dollars in millions)

	Three months ended December 31		Year ended December 31
	2023	2022	2023	2022

Net income (loss)	(147)	417	(2,688)	4,629
Financial expenses, net	84	27	305	109
Income taxes	9	141	(128)	1,398
Operating income (loss) (EBIT)	(54)	585	(2,511)	6,136
Capital gain (loss), beyond the ordinary course of business	(1)	0	20	(1)
Impairment of assets	0	0	2,063	0
Expenses related to legal contingencies	5	0	5	10
Adjusted EBIT	(49)	585	(422)	6,145
Adjusted EBIT margin	(4)%	27%	(8)%	49%

* The table above may contain slight summation differences due to rounding.

RECONCILIATION OF NET INCOME TO ADJUSTED EBITDA*
(U.S. dollars in millions)

	Three months ended December 31		Year ended December 31
	2023	2022	2023	2022

Net income (loss)	(147)	417	(2,688)	4,629
Financial expenses, net	84	27	305	109
Income taxes	9	141	(128)	1,398
Depreciation and amortization	239	388	1,472	1,396
EBITDA	186	973	(1,039)	7,532
Capital gain (loss), beyond the ordinary course of business	(1)	0	20	(1)
Impairment of assets	0	0	2,063	0
Expenses related to legal contingencies	5	0	5	10
Adjusted EBITDA	190	973	1,049	7,541
Adjusted EBITDA margin	16%	44%	20%	60%

* The table above may contain slight summation differences due to rounding.

RECONCILIATION OF NET CASH GENERATED FROM OPERATING ACTIVITIES TO FREE CASH FLOW
(U.S. dollars in millions)

	Three months ended December 31		Year ended December 31
	2023	2022	2023	2022

Net cash generated from operating activities	162	1,069	1,020	6,110
Capital expenditures, net	(34)	(21)	(101)	(314)
Free cash flow	128	1,048	919	5,796